75362 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02014052

NO ACT
P.E 12-12-01
1-14817

January 30, 2002

Janice M. D'Amato
Corporate Secretary
PACCAR Inc.
P.O. Box 1518
Bellevue, WA 98009

Act 1934
Section
Rule 14A-8
Public Availability 1/30/2002

Re: PACCAR Inc.
Incoming letter dated December 12, 2001

Dear Ms. D'Amato:

This is in response to your letter dated December 12, 2001 concerning the shareholder proposal submitted to PACCAR by John Chevedden. We also have received a letter from the proponent dated December 31, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PACCAR Inc
Law Department

RECEIVED
DEC 14 2001
365

December 12, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2002 Proxy Statement of PACCAR Inc

Dear Sir or Madam:

On October 31, 2001 PACCAR Inc (PACCAR) received a proposed shareholder resolution (the Proposal) from John Chevedden (Proponent) for inclusion in the proxy statement to be distributed to PACCAR stockholders in connection with its 2002 Annual Meeting of Stockholders scheduled for April 30, 2002. For the reasons set forth below, PACCAR intends to omit the Proposal, including the accompanying supporting statement, from its proxy statement and respectfully requests that the staff of the Division of Corporation Finance (the Staff) confirm that it will not recommend any type of enforcement action to the Commission if PACCAR does so.

In accordance with Rule 14a-8(j) enclosed are: (1) the original and five additional copies of this letter; (2) six copies of the Proposal and Mr. Chevedden's letters of October 31 and November 23, 2001 (Exhibit A); (3) six copies of the letters from PACCAR to Mr. Chevedden of November 9, 2001 and November 13, 2001 (Exhibit B).

A copy of this letter is being sent to Mr. Chevedden as notice of PACCAR's intent to omit the Proposal from the 2002 proxy statement.

I. The Proposal May be Omitted Under Rule 14a-8(c) Because It Constitutes More than One Proposal.

Rule 14a-8(c) requires that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Proponent was informed that his proposal violated Rule 14a(8)(c) by letter of November 13, 2001. He resubmitted the proposal on November 23, 2001. He added the language "This unified policy" to "re-emphasize that there is one unified proposal topic." This revision does not accomplish its goal. Because the Proposal includes two distinct proposals PACCAR requests the Staff's concurrence that it may exclude the Proposal in its entirety from its proxy statement. Proponent has phrased his proposal as follows:

P.O. Box 1518 Bellevue, Washington 98009 Telephone 425-468-
PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004 Facsimile 425-468-8228

> PACCAR shareholders recommend that the company implement a policy that shareholders have a right or opportunity to vote yes or no on maintaining or adopting a poison pill. This unified policy includes redemption or termination of any current PACCAR poison pill.

This proposal has two distinct recommendations for the Company:

1. The company implement a policy to give shareholders a right or opportunity to vote to maintain or adopt a poison pill; and

2. The company redeem or terminate any current PACCAR poison pill;

In the first proposal the company is asked to implement a policy but in the second it appears that the company is asked to redeem an existing poison pill. These are two separate and distinct items.

Shareholders voting on this proposal may be confused about what they are being asked to do. Some shareholders may vote for this proposal because they want the company to adopt a policy to vote on poison pills while other shareholders may vote for the proposal because they want the company to redeem the existing poison pill. Similarly, if approved, the board may find the shareholder vote confusing. If the board follows the shareholder recommendation should it adopt a policy allowing a vote in the future or should it redeem the existing pill? The proposal may be omitted because "the action *ultimately taken by the company upon implementation of the proposal could be* significantly different from the action envisioned by the shareholders voting on the proposal." (*See Wendy's International* Feb. 6 1990);

Proponent is very experienced in phrasing shareholder proposals on poison pills. He submitted at least four of them to companies in 2001. None of them use the phrasing submitted above. He was advised of the problem and refused to correct it. PACCAR respectfully requests the Staff to confirm that it will not recommend enforcement action if PACCAR excludes this proposal.

Notwithstanding PACCAR's position that it may exclude the Proposal in its entirety because the one proposal limit has been violated, PACCAR objects to the inclusion of certain supporting statements for the reasons discussed below.

II. The Proposal May be Omitted under 14a-8(i)(3) Because Certain Supporting Statements are False and Misleading.

A. The Statements Regarding the Poison Pill at Navistar Are Irrelevant And Misleading under Rule 14a-8(i)(3).

The Proponent seeks to elicit support for his proposal by suggesting that a PACCAR competitor, Navistar, adopted the same proposal topic and its board eliminated its poison pill because of current industry conditions. The reference to the actions of another company are irrelevant to the proposal submitted for a vote by PACCAR shareholders and the statements made are misleading and PACCAR intends to omit these references.

1. The proposal submitted to Navistar is not the same as Proponent's proposal to PACCAR. The bolded first and last sentences of Proponent's proposal are "This proposal topic was recently adopted at Navistar". That statement is also included in the middle of the supporting statement.

In response to PACCAR's objection to the references to Navistar, Proponent stated that implementation of the same proposal topic at a major company in the same industry is relevant. The shareholder proposal in Navistar's 2001 proxy statement is as follows:

> That the shareholders of Navistar International Corporation hereby request the Board of Directors to redeem the Preferred Share Purchase Rights issued on April 20, 1999, unless said issuance is approved by the affirmative vote of a majority of the outstanding shares at meeting of the shareholders held as soon as practical.

Although both proposals deal with the same general subject matter, Proponent's proposal to PACCAR does not simply request the Board to redeem the poison pill. Proponent is trying to have it both ways by including the redemption within a broader proposal and recommendation that a "policy" be implemented. It is misleading to say that this is the "same proposal topic" as that presented at Navistar.

Moreover, the redemption of the poison pill at Navistar is no more relevant to PACCAR shareholders than its redemption at any other company. The references do not support the Proponent's proposal here. The factors influencing a shareholder decision on this matter are unique to each company's circumstances. The unsupported assertion that PACCAR shareholders should make a recommendation to the board to vote on poison pills simply because Navistar redeemed the rights under its shareholder rights plan provides PACCAR shareholders with no relevant or useful information upon which to vote.

2. Proponent omits material information in stating the reason for Navistar's actions. Proponent inaccurately cites a Navistar press release as support for its proposal. A complete quote from the press release is as follows:

> John R. Horne, Navistar chairman, president and chief executive officer, said "given current conditions in the economy and our industry, continued dialogue with our shareowners about the merits of rights plans is neither productive or relevant to the current challenges confronting our company and accordingly, our board of directors determined it prudent to eliminate further such distractions."

(See Exhibit C). Failing to mention that Navistar's reason for eliminating its poison pill is to eliminate "further such distractions" is a significant omission. As written and taken out of context, Mr. Chevedden is suggesting that current industry conditions warrant eliminating a poison pill. That is not an accurate statement of the reason given.

In sum, PACCAR should not be forced to publish irrelevant and misleading statements regarding the elimination of a poison pill at Navistar and should not be forced to publish the complete statement of its press release in PACCAR's proxy statement. PACCAR's proxy statement is not a public forum. Thus PACCAR plans to omit all references to the poison pill at Navistar as misleading and irrelevant to the subject of this proposal.

B. The Corporate Governance Profile Statements Are Misleading and Irrelevant under Rule 14a-8(i)(3).

PACCAR intends to omit the section of the Proponent's supporting statement beginning "The corporate governance profile" and ending with "(only the poison pill is the topic of this proposal)". This paragraph and list of corporate governance practices is entirely irrelevant to the poison pill proposal and is likely to mislead and confuse shareholders as to what they are being asked to vote upon.

The SEC Staff has repeatedly agreed with PACCAR's position. The Staff accepted PACCAR's position on this point for a similar list of corporate governance practices that Proponent included in a shareholder proposal in 1999. *See PACCAR, Inc* (February 22, 1999). The Staff also agreed that a similar list of corporate governance practices submitted by Proponent was irrelevant to a poison pill proposal and agreed that the list may be omitted. (*See Southwest Airlines* April 10, 2000 *and Northrop Grumman* February 16, 2001).

Moreover, some of the statements are inaccurate and misleading. For example, the item "retired CEO had long-term service on the board" and the following item "one director was .... on the board for 40 uninterrupted years" is the same person. A shareholder certainly would be misled into believing these were two separate directors.

PACCAR intends to omit the section described above. PACCAR respectfully requests the Staff to confirm that it will not recommend enforcement action if PACCAR does so.

C. The Supporting Statement Fails to Include Factual Support for Cited Articles in Violation of Rule 14a-8(i)(3).

Proponent includes two statements on page two that truck sales are weak citing ValueLine and Reuters. He fails to include a date, the publication or other reference from which a shareholder can evaluate this information. Incomplete and stale information is potentially misleading and is neither relevant nor helpful to shareholders in evaluating the Proposal. If these misleading and irrelevant statements are not corrected or removed PACCAR intends to omit these statements. PACCAR respectfully requests the Staff to confirm that it will not recommend enforcement action if PACCAR does so.

III. Conclusion

Because the Proposal does not comply with the proxy rules as outlined above, PACCAR intends to exclude this Proposal in its entirety from its 2002 proxy materials. PACCAR respectfully requests the concurrence of the Staff in this conclusion. Alternatively, if the Staff is unable to so concur, PACCAR requests the Staff's concurrence that certain portions of the Proposal may be excluded from PACCAR's proxy materials under Rule 14a-8(i)(3) as discussed above.

If you have any questions or require additional information please contact me at (425) 468-7431by fax at (425) 468-8228 or by email at janice.damato@paccar.com.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed postage paid envelope. Thank you for your attention to this matter.

Sincerely,

Janice M. D'Amato

Janice M. D'Amato
Corporate Secretary

PACCAR Inc
P. O. Box 1518
Bellevue WA 98009

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 425/468-8228

November 23, 2001

Ms. Janice D'Amato
Corporate Secretary
PACCAR Inc. (PCAR)
777 106th Ave. NE
Bellevue, WA 98004

Dear Ms. D'Amato,

This revised proposal is intended to meet the specific rule 14a-8 questions cited in the company letters of November 9, 2001 and November 13, 2001. The requested broker verification is also included.

Although not believed necessary the text before the bullet points has been revised in response to the company. In response to the company, revisions and/or clarifying notes in brackets (text in brackets not intended for publication) are included on the 3 points in question. In response to the company, the statement on the proposal topic has been revised to re-emphasize that there is one unified proposal topic. It is believed that the implementation of this same proposal topic at a major company, which is part of the same industry as our company, is relevant.

If there is any remaining issue, an opportunity to resolve such issue quickly and informally is welcomed.

Your consideration of the consideration of our directors is appreciated.

Sincerely,

John Chevedden
Shareholder
PACCAR Inc.

cc:
Mark C. Pigott
Chairman
FX: 425/468-8216
FX: 425/468-8230

November 23, 2001

3 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WAS RECENTLY ADOPTED AT NAVISTAR

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, submits this proposal for vote at the PACCAR 2002 shareholder meeting.

[Or as second choice:]

Please contact the office of Ms. Janice D'Amato, Corporate Secretary, PH: 425/468-7400, for the name and address of the proposal sponsor.

PACCAR shareholders recommend that the company implement a policy that shareholders have a right or opportunity to vote yes or no on maintaining or adopting a poison pill. This unified policy includes redemption or termination of any current PACCAR poison pill.

SUPPORTING STATEMENT:

Shareholder right to vote on poison pills won an impressive 44%-vote of the yes-no vote at the 1999 PACCAR shareholder meeting – the first time on the PACCAR ballot. Arguably this vote could have exceeded a majority if 35% of company stock was not controlled by management and management's affiliates. In contradiction to this impressive vote, the board adopted a 10-year poison pill that does not expire until 2009.

This Proposal Topic Adopted by Navistar International Board

Navistar International Corp. (NAV), a major PACCAR competitor, announced that its board voted to eliminate its poison pill. Reason given: Current conditions in the economy and "our industry."

Source: Navistar International Press Release Oct. 16, 2001

Why submit the PACCAR poison pill to a shareholder vote?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*
  from
  www.thecorporatelibrary.com

- Shareholder right to vote on poison pill proposals won greater than 57% yes-no votes from shareholders of major companies in 1999 and 2000.

- The Council of Institutional Investors (*www.cii.org*) recommends: Shareholder approval of all poison pills.

- PACCAR is 48%-owned by institutional investors.

The corporate governance profile of our company is significant

In evaluating the need for the one change proposed here, it is my reasoned belief that it is useful to evaluate the corporate governance profile of our company. I believe that if the corporate governance profile of our company has a number of governance provisions that are shareholder-unfriendly, this increases the need for a single change such as the one topic proposed here. At PACCAR there are a number of current or recent practices that are consistently criticized by institutional investors, such as:

- No confidential voting.
- No annual election for each director.
- No shareholder vote to approve auditors.
- No cumulative voting.
- No shareholder right to call a special meeting.
- The board and key board committees lack a majority of independent directors. [as defined by the Council of Institutional Investors.]
- 67% super-majority vote is needed to:
  1) Remove directors
  2) Approve mergers
  3) Amend the charter or bylaws.
- Retired CEO had long-term service on the board. [Note correct past tense.]
- One director was entrenched on the board for 40 uninterrupted years. [Note correct past tense.]

(Only the poison pill is the topic of this proposal.)

It is believed that the adoption of a higher standard is in the best interest of shareholder value to help address challenges such as these:

1) Truck sales should continue to be weak due to large inventories of new and used trucks.
Source: *Value Line*

2) The U.S. economic slowdown is hitting the heavy truck industry hard. Analysts say hopes for a modest recovery are barely visible on the rough road ahead.
Source: *Reuters*

In the interest of shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WAS RECENTLY ADOPTED AT NAVISTAR
YES ON 3

Text on this line and below not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Fidelity Investments

PO Box 500
Contra Way
Merrimack, NH 03054-9894

November 19, 2001

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in Paccar, Inc., PCAR.

This is to confirm that John Chevedden currently holds 100 shares of PCAR, and that he has continuously held those shares since October 1, 2000, with no withdrawals.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles
Priority Service Specialist

Our file: W08364-19NOV01

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 425/468-8216
FX: 425/468-8230

October 31, 2001

Mr. Mark C. Pigott
Chairman
PACCAR Inc. (PCAR)
777 106th Ave. NE
Bellevue, WA 98004

Dear Mr. Pigott and Directors, PACCAR Inc.,

This Rule 14a-8 proposal update is respectfully submitted for the 2002 annual shareholder meeting. The proposal, initially submitted on May 1, 2001, is updated to reflect additional supporting information that was released in October 2001.

This submitted format is intended to be used for publication. Rule 14a-8 requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting.

Your consideration is appreciated.

Sincerely,

John Chevedden
Shareholder
PACCAR Inc.

cc:
Janice D'Amato
Corporate Secretary
FX: 425/468-8228

Oct. 31, 2001

3 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

PROPOSAL TOPIC THAT WAS RECENTLY ADOPTED AT NAVISTAR

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, submits this proposal for vote at the PACCAR 2002 shareholder meeting.

[Or as second choice:]

Please contact the office of Ms. Janice D'Amato, Corporate Secretary, PH: 425/468-7400, for the name and address of the proposal sponsor.

RESOLVED:

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC ALSO WON 44% PACCAR SHAREHOLDER VOTE

PACCAR Shareholders recommend that shareholders have a right or opportunity to vote to maintain or adopt a poison pill at PACCAR. This includes redemption or termination of any current PACCAR poison pill.

SUPPORTING STATEMENT:

Shareholder right to vote on poison pills won an impressive 44%-vote of the for-and-against vote at the 1999 PACCAR shareholder meeting – the first time on the PACCAR ballot. Arguably this vote could have exceeded a majority if 35% of company stock was not controlled by management and management's relatives. In contradiction to this impressive vote, the board adopted a 10-year poison pill that does not expire until 2009.

This Proposal Topic Adopted by Navistar International Board

Navistar International Corp. (NAV), a major PACCAR competitor, announced that its board voted to eliminate its poison pill. Reason given: Current conditions in the economy and "our industry."

Source: Navistar International Press Release Oct. 16, 2001

Why submit the PACCAR poison pill to a shareholder vote?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- Shareholder right to vote on poison pill proposals won greater than 57% APPROVAL from shareholders of major companies in 1999 and 2000.

- The Council of Institutional Investors (*www.cii.org*) recommends: Shareholder approval of all poison pills.
- PACCAR is 48%-owned by institutional investors.

It is believed that this one proposal favored by many institutional investors, needs special attention at PACCAR. Reason – Other current or recent PACCAR practices are criticized by institutional investors, such as:

- No confidential voting.
- No annual election for each director.
- No shareholder vote to approve auditors.
- No cumulative voting.
- No shareholder right to call a special meeting.
- The board and key board committees lack a majority of independent directors.
- 67% super-majority vote is needed to:
  1) Remove directors
  2) Approve mergers
  3) Amend the charter or bylaws.
- Retired CEO served on the board.
- One director entrenched on the board for 40 uninterrupted years
  (Only the poison pill is the topic of this proposal.)

It is believed that the adoption of a higher standard is in the best interest of shareholder value to help address these challenges:

1) Truck sales should continue to be weak due to large inventories of new and used trucks.
Source: *Value Line*

2) The U.S. economic slowdown is hitting the heavy truck industry hard. Analysts say hopes for a modest recovery are barely visible on the rough road ahead.
Source: *Reuters*

In the interest of shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WAS RECENTLY ADOPTED AT NAVISTAR
YES ON 3

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

PACCAR Inc

Janice M. D'Amato
Secretary

November 13, 2001

Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach CA 90278

Re: Shareholder Proposal Dated October 31, 2001

Dear Mr. Chevedden:

I received your email dated November 9, 2001. PACCAR has complied with its obligation under the SEC rules to inform you of the deficiencies in your proposal. Regarding Item 3, please refer to PACCAR's 2001 Proxy Statement.

There is one additional basis for exclusion of your proposal under SEC Rule 14a-8. Your proposal recommends a shareholder vote to "maintain or adopt" a poison pill including "redemption or termination" of any current poison pill. Your proposed language constitutes more than one proposal and it is misleading to shareholders and is excludable under SEC rules.

We request that you remedy this deficiency as well as those identified in my letter to you of November 9, 2001 within 14 calendar days of receiving this letter.

Sincerely,

Janice M D'Amato

Janice M. D'Amato
Corporate Secretary

PACCAR Inc

Janice M. D'Amato
Secretary

November 9, 2001

Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal Dated October 31, 2001

Dear Mr. Chevedden:

We received your letter of October 31, 2001 with a shareholder proposal for PACCAR's 2002 annual meeting. You have stated that this proposal is an "updated" proposal from the shareholder proposal you submitted for the same meeting on May 1, 2001. We will consider your October 31, 2001 proposal to be the proposal you are submitting for PACCAR's 2002 annual meeting and we will disregard your earlier proposal.

Your October 31 proposal does not meet several of the requirements of SEC Rule 14a-(8).

1. Rule 14a-8(b) requires that you submit proof from the record holder that you have continuously held company securities for a period of one year from the date your submit your proposal. Please submit the evidence required within 14 days of receiving this letter or your proposal will be ineligible for inclusion in PACCAR's 2002 proxy statement.

2. Rule 14a-8(l) provides that the Company is not required to provide the shareholder proponent's name and address in its proxy and the Company plans to exclude that information from any proposal that appears in its proxy statement.

3. Rule 14a-8(c) requires that a shareholder submit no more than one proposal to a company for a particular shareholder meeting. The Company considers your list of nine bullet points describing "current or

recent PACCAR practices" to be separate proposals on topics unrelated to the poison pill.

4. Rule 14a-8(i)(3) and (5) requires that statements made in support of a proposal not be materially false, misleading or irrelevant.

a. Reference to the elimination of the poison pill at Navistar is irrelevant to the subject matter of this proposal.

b. The paragraph beginning on the bottom of page one stating that current or recent PACCAR practices are criticized by institutional investors followed by nine bullet points on corporate governance items is misleading and irrelevant. The items identified in the bullet points are irrelevant to the proposal on the poison pill. Moreover some of these items are not accurate such as bullet points six, eight and nine.

We request that you remedy the deficiencies in your proposal within 14 days of receiving this letter as required by Rule 14a-8(f). The Company may raise these and other proper bases for exclusion of your proposal with the SEC at the appropriate time.

Sincerely,

Janice M. D'Amato
Corporate Secretary

EXHIBIT C

For additional information:
Media, Roy Wiley (630) 753-2627
Investors, Ramona Long (630) 753-2406

BOARD OF DIRECTORS OF NAVISTAR INTERNATIONAL CORPORATION VOTES TO REDEEM SHAREHOLDER RIGHTS PLAN

WARRENVILLE, Ill. – October 16, 2001 – Navistar International Corporation (NYSE: NAV) producer of International® brand commercial trucks, school buses and diesel engines announced today that its board of directors has authorized the redemption of the rights issued pursuant to the rights plan adopted on April 20,1999.

When the rights plan was adopted, the board said it would review the plan periodically and repeated that promise after shareowners at the company's annual meeting in February voted in favor of a non-binding resolution requesting the removal of the rights plan.

The rights will be redeemed at a price of $.01 per right, payable in cash. There is currently one right attached to each outstanding share of common stock. Shareowners do not have to take any action to receive the redemption payment and do not have to exchange stock certificates. The redemption payment will be mailed on November 15, 2001 to shareowners of record on October 26, 2001. As a result of the redemption, the rights plan will be terminated.

John R. Horne, Navistar chairman, president and chief executive officer, said "given current conditions in the economy and our industry, continued dialogue with our shareowners about the merits of rights plans is neither productive or relevant to the current challenges confronting our company and accordingly, our board of directors determined it prudent to eliminate further such distractions."

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, school buses, heavy trucks, severe service vehicles, and parts and service sold under the International® brand. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With world headquarters in Warrenville, a suburb of Chicago, Navistar had 2000 sales and revenues of $8.5 billion. Additional information can be found on the company's web site at www.internationaldelivers.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PACCAR Inc. (PCAR)
Shareholder Response to Company No Action Request
Shareholder Vote on Poison Pills
Established Shareholder Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the PACCAR Inc. no action request (NAR). It is believed that PACCAR must meet the burden of proof under rule 14a-8. The company claim seem to be based on a number of unproven theories.

1) In claiming more than one topic, the company appears to claim that a shareholder proposal can only address one provision of one topic.
2) In other words, the company appears to claim that a proposal can have only a single provision to address one issue that could intrinsically incorporate a number of factors.
3) It is an established practice in previous precedent for shareholders to vote on single shareholder proposals that have more than one provision.
4) It appears that a mere precatory proposal, to have any value, could need to be reasonably comprehensive and potentially contain more than one provision to submit a single unified item for shareholder vote.
5) The company claim of potential confusion seems to be based on a fallacy that shareholders must have one and only one reason to vote for a proposal.
6) For instance the company claim seems to be based on the potential for some shareholders to vote yes due to one reason and other shareholders to vote yes due to another reason.
7) The company appears to claim that an impressive vote on this very topic at another company is not relevant – but there does not appear to be any support for this company opinion.
8) The company does not cite a case where a reference to an impressive shareholder vote on the very same topic was ruled excludable under rule 14a-8.
9) Then from one unsupported claim the company appears to build another unsupported claim, that Navistar pill redemption is no more relevant than redemption at any other company.
10) Additionally the company appears to claim that if Navistar had 2 reasons to adopt a proposal, any supporting statement must include both reasons, regardless of how meaningless one of the reasons is.
11) Our company gives no basis for any substantive meaning in the second Navistar reason, "further such distractions."

12) The company makes a distinction on whether certain governance practices apply to one director alone or two separate directors. This is insignificant since board practices are the key point of the statement.
13) In its zeal to make its claim this company request could impugn our own board. This NAR appears to claim that the board would stumped by an established topic shareholder proposal.
14) There may be negative shareholder value for a company employee to potentially impugn the competence of our board of directors – particularly in the public record here.
15) Perhaps this is simply the misplaced zeal of an overly-dedicated employee dealt a bad hand with a weak set of claims.
16) The company complains about purported stale information. The company is aware of the four-month lead time for proposal text. Alternatively the company does not offer to accept updated information, with the same focus, a few weeks before the proxy is printed.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PCAR

November 23, 2001

3 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WAS RECENTLY ADOPTED AT NAVISTAR

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, submits this proposal for vote at the PACCAR 2002 shareholder meeting.

[Or as second choice:]

Please contact the office of Ms. Janice D'Amato, Corporate Secretary, PH: 425/468-7400, for the name and address of the proposal sponsor.

PACCAR shareholders recommend that the company implement a policy that shareholders have a right or opportunity to vote yes or no on maintaining or adopting a poison pill. This unified policy includes redemption or termination of any current PACCAR poison pill.

SUPPORTING STATEMENT:

Shareholder right to vote on poison pills won an impressive 44%-vote of the yes-no vote at the 1999 PACCAR shareholder meeting – the first time on the PACCAR ballot. Arguably this vote could have exceeded a majority if 35% of company stock was not controlled by management and management's affiliates. In contradiction to this impressive vote, the board adopted a 10-year poison pill that does not expire until 2009.

This Proposal Topic Adopted by Navistar International Board

Navistar International Corp. (NAV), a major PACCAR competitor, announced that its board voted to eliminate its poison pill. Reason given: Current conditions in the economy and "our industry."

Source: Navistar International Press Release Oct. 16, 2001

Why submit the PACCAR poison pill to a shareholder vote?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*
  from
  www.thecorporatelibrary.com

- Shareholder right to vote on poison pill proposals won greater than 57% yes-no votes from shareholders of major companies in 1999 and 2000.

- The Council of Institutional Investors (*www.cii.org*) recommends: Shareholder approval of all poison pills.

- PACCAR is 48%-owned by institutional investors.

The corporate governance profile of our company is significant

In evaluating the need for the one change proposed here, it is my reasoned belief that it is useful to evaluate the corporate governance profile of our company. I believe that if the corporate governance profile of our company has a number of governance provisions that are shareholder-unfriendly, this increases the need for a single change such as the one topic proposed here. At PACCAR there are a number of current or recent practices that are consistently criticized by institutional investors, such as:

- No confidential voting.
- No annual election for each director.
- No shareholder vote to approve auditors.
- No cumulative voting.
- No shareholder right to call a special meeting.
- The board and key board committees lack a majority of independent directors. [as defined by the Council of Institutional Investors.]
- 67% super-majority vote is needed to:
    1) Remove directors
    2) Approve mergers
    3) Amend the charter or bylaws.
- Retired CEO had long-term service on the board. [Note correct past tense.]
- One director was entrenched on the board for 40 uninterrupted years. [Note correct past tense.]

    (Only the poison pill is the topic of this proposal.)

It is believed that the adoption of a higher standard is in the best interest of shareholder value to help address challenges such as these:

1) Truck sales should continue to be weak due to large inventories of new and used trucks.
    Source: *Value Line*

2) The U.S. economic slowdown is hitting the heavy truck industry hard. Analysts say hopes for a modest recovery are barely visible on the rough road ahead.
    Source: *Reuters*

In the interest of shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WAS RECENTLY ADOPTED AT NAVISTAR
YES ON 3

Text on this line and below not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PACCAR Inc.
Incoming letter dated December 12, 2001

The proposal recommends that PACCAR implement a policy allowing shareholders to vote on maintaining or adopting a poison pill, including redemption or termination of any current poison pills.

We are unable to concur in your view that PACCAR may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that PACCAR may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that PACCAR may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under 14a-9. In our view, the supporting statement must be revised to delete the following:

- delete the two statements that begin "This Proposal Topic . . . " and end " . . . adopted at Navistar";
- delete the discussion that begins "This Proposal Topic . . . " and ends " . . . October 16, 2001";
- delete the discussion that begins "The corporate governance . . . " and ends " . . . (Only the poison pill is the topic of this proposal)"; and
- delete the discussion that begins "It is believed . . . " and ends " . . . Source: *Reuters*."

Accordingly, we will not recommend action to the Commission if PACCAR omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor